Exhibit 3.03
ARTICLES OF AMENDMENT

OF

TRACKPOWER, INC.

To:	The Secretary of State
State of Wyoming

Pursuant to the provisions of the Wyoming Business Corporation Act (the “Corporation Law”), TrackPower, Inc., a corporation organized and existing under the laws of the State of Wyoming (the “Corporation”), hereby certifies as follows:

1. The name of the corporation is TrackPower, Inc. The Articles of Incorporation of the Corporation was filed by the Wyoming Secretary of State on June 30, 1993.

2. This Amendment to the Articles of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on October 12, 2005. Shareholder approval of this amendment is not required pursuant to the Corporation Law.

3. The Articles of Amendment herein certified effects the change to Article Fifth, I. Preferred Stock, that shall be amended to contain an additional Section (f) that designates one thousand (1,000) shares of Preferred Stock entitled “Series A 8% Convertible Cumulative Preferred Stock, no par value per share”. To accomplish the foregoing amendment, Section (f) of Article Fifth, I. Preferred Stock of the Articles of Incorporation is hereby added:

(f)     Series A, 8% Convertible Cumulative Preferred Stock.

1.  Designation and Amount. One thousand (1,000) shares of Preferred Stock are hereby designated “Series A, 8% Convertible Cumulative Preferred Stock, no par value per share” (the “Series A Preferred Stock”) and possess the rights and preferences set forth in this Section (f):

2.  Initial Value. The initial value of each share of Series A Preferred Stock (the “Series A Initial Value”) is Three Thousand Dollars ($3,000), subject to adjustment for stock dividends, combinations, splits, recapitalizations and the like with respect to the Series A Preferred Stock.

3.  Dividends. i. The Holder shall be entitled to receive, and the Board of Directors shall be required to declare, pay and accrue, dividends at the rate of 8% per annum (computed on the basis of a 360-day year) (the “Dividend Rate”) on the Series A Initial Value of each share of Series A Preferred Stock on and as of the most recent Dividend Payment Due Date (as defined below) with respect to each Dividend Period (as defined below). Dividends on the Series A Preferred Stock shall be cumulative from the date of issue, including if such declaration is prohibited under any outstanding indebtedness or borrowings of the Corporation or any of its subsidiaries, or any other contractual provision binding on the Corporation or any of its Subsidiaries.

               ii.            Each dividend shall be declared and paid in equal semi-annual amounts on each June 30 and December 31 of each year (each, a “Dividend Payment Due Date”), commencing June 30, 2006 (provided that such initial dividend payment shall include all dividends accrued from the date of issuance of the Series A Preferred Stock until the initial Dividend Payment Date), to the holders of record of shares of the Series A Preferred Stock, as they appear on the stock records of the Corporation at the close of business on any record date, not more than 60 days or less than 10 days preceding the payment dates thereof, as shall be fixed by the Board of Directors. For the purposes hereof, “Dividend Period” means the semi-annual period commencing on and including the day after the immediately preceding Dividend Payment Date and ending on and including the immediately subsequent Dividend Payment Date. Accrued and unpaid dividends for any past Dividend Period may be declared and paid at any time, without reference to any Dividend Payment Due Date, to holders of record on such date, not more than 15 days preceding the payment date thereof, as may be fixed by the Board of Directors.

4.  Liquidation.  i. Upon occurrence of a liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (any such event, a “Liquidating Event”), each holder of shares of Series A Preferred Stock will be entitled to receive, before any distribution of assets is made to holders of Common Stock or any other stock of the Corporation ranking junior to the Series A Preferred Stock as to dividends or liquidation rights, an amount per share of Series A Preferred Stock (this amount, the “Series A Liquidation Amount”) equal to 125% of the Series A Initial Value plus an amount equal to all accumulated, including any unpaid or accrued prorata semi-annual dividend calculated from the end of the last completed Dividend Period through the date of the Liquidation Event and unpaid dividends (whether or not declared by the board of directors) on each share up to the date fixed for distribution. Payment of the Series A Liquidation Amount, will fully discharge all obligations of the Corporation under that class of shares. If upon occurrence of a Liquidating Event the assets of the Corporation available for distribution to its stockholders are insufficient to pay the holders of the Series A Preferred Stock the full Series A Liquidation Amount, holders of Series A Preferred Stock will share ratably in any distribution of assets so that each such holder receives, per share, the same percentage of the Series A Liquidation Amount.

          ii.   Subject to applicable law, any non-cash assets of the Corporation that are legally available for distribution upon liquidation, dissolution, or winding up of the Corporation must be promptly liquidated by a liquidating trust or similar entity.

            iii.   A reorganization, consolidation or merger of the Corporation or a sale or other disposition of all or substantially all the assets of the Corporation will, at the election of holders of a majority of the then-outstanding shares of Series A Preferred Stock, constitute a Liquidating Event.

5.  Optional Conversion. (i) Each share of Series A Preferred Stock is convertible at the sole option of the holder, into a number of fully paid and nonassessable shares of Common Stock determined by dividing the Series A Initial Value by the Series A Preferred Stock Conversion Price, as defined herein, in effect on the date the certificate is surrendered for conversion.

i.  Any holder of one or more shares of Series A Preferred Stock may exercise the conversion right herein as to any one or more of those shares by delivering to the Corporation during regular business hours, at the office of the Corporation or any transfer agent of the Corporation for the Series A Preferred Stock as may be designated by the Corporation, the one or more certificates for the shares to be converted, duly endorsed or assigned in blank or to the Corporation (if required by it), accompanied by written notice stating that the holder is electing to convert those shares and stating the name or names (with address) in which the one or more certificates for shares of Common Stock are to be issued. Conversion will be deemed to have been effected on the date when a holder delivers as required by the previous sentence the one or more certificates for the shares to be converted (that date, the “Conversion Date”). As promptly as practicable thereafter, but in any event not later than 10 business days following the Conversion Date, the Corporation shall issue and deliver to or upon the written order of the holder, to the place designated by the holder, the one or more certificates representing the shares of Common Stock to which the holder is entitled. The Person in whose name one or more certificates for Common Stock are to be issued will be deemed to have become a Common Stock holder of record on the applicable Conversion Date unless the transfer books of the Corporation are closed on that date, in which event that Person will be deemed to have become a holder of record on the next succeeding date on which the transfer books are open, but the applicable Conversion Price will be that in effect on the Conversion Date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series A Preferred Stock surrendered for conversion, the Corporation shall, at its expense, issue and deliver to or upon the written order of the holder of the certificate so surrendered for conversion (in addition to one or more certificates representing the shares of Common Stock to which shares of Series A Preferred Stock of the holder were converted), a new certificate (dated so as not to result in any loss of dividends) covering the number of shares of the Series A Preferred Stock representing the unconverted portion of the certificate so surrendered.

ii.  The Corporation will not issue any fractional shares of Common Stock or scrip upon conversion of shares of Series A Preferred Stock. If more than one share of Series A Preferred Stock is surrendered for conversion at any one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof must be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered. Instead of any fractional shares of Common Stock that would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Corporation shall round-up the fractional share to one share of Common Stock.

iii.  The Corporation shall pay all documentary or stamp taxes attributable to issuance or delivery of shares of Common Stock upon conversion of any shares of Series A Preferred Stock, if issued in the name of the record holder.

iv.  The Corporation shall reserve, free from preemptive rights, out of its authorized but unissued shares of Common Stock and solely for the purpose of effecting the potential conversion of the shares of Series A Preferred Stock sufficient shares to provide for the conversion of all outstanding shares of Series A Preferred Stock.

v.  All shares of Common Stock issued upon conversion of shares of Series A Preferred Stock will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof, and free from all taxes, liens or charges with respect thereto.

vii As used herein, “Conversion Price” shall be defined as $.03 per Common Stock share (i.e. 1 share of Series A Preferred Stock with a Series A Initial Value of $3,000 will convert into 100,000 shares of the Corporation’s Common Stock).

6.  Voting Rights. Series A Preferred Stock shall have no voting rights, except as required by law or as explicitly set forth herein.

7.  Protective Rights. The Corporation shall not do any of the following without the approval (given by written consent in lieu of a meeting or by vote at a meeting for which notice has been given in the manner specified in the bylaws of the Corporation) of holders of shares representing a majority of the shares of Series A Preferred Stock then outstanding:

i. amend, alter, or repeal any provision of the Corporation’s Articles of Incorporation or bylaws if that amendment, alteration, or repeal would affect the rights, powers, or preferences of holders of Series A Preferred Stock in their capacity as such;
ii. authorize or issue any equity security on a parity with or having preference or priority over the Series A Preferred Stock as to liquidation preferences, dividend rights, or otherwise (including any additional shares of Series A Preferred Stock);

8. Optional Redemption. The Corporation shall have the right to redeem part or all of the Series A Preferred Stock for the Series A Initial Value together with all accrued and unpaid dividends thereon (the “Redemption Amount”) to the date of redemption (the “Redemption Date”).

i. Notice of Redemption. Notice of redemption pursuant to this shall be provided by the Corporation to the holder in writing (by registered mail or overnight courier at the Holder's last address appearing in the Corporation's security registry) not less than ten (10) nor more than fifteen (15) days prior to the Redemption Date, which notice shall specify the Redemption Date.

ii. Surrender of Preferred Stock. Upon any redemption of the Series A Preferred Stock pursuant, the holder shall either deliver the Series A Preferred Stock by hand to the Corporation at its principal executive offices or surrender the same to the Corporation at such address by express courier. Payment of the optional Redemption Amount shall be made by the Corporation to the holder against receipt of the Series A Preferred Stock by wire transfer of immediately available funds to such account(s) as the holder shall specify in writing to the Corporation.

9. Definitions. As used in this Article Fifth, section (f), the following terms have the following meanings:

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, governmental authority or other entity.

10.  Rank. The Series A Preferred Stock shall rank (i) prior to the Common Stock; (ii) prior to any class or series of capital stock of the Corporation hereafter created.

11. Mandatory Conversion. On the fifth anniversary of the initial date of issue of the Series A Preferred Stock (the “Mandatory Conversion Date”), the Corporation shall convert all Series A Preferred Stock outstanding into Common Stock at the Conversion Price.

I, the undersigned officer of TrackPower, Inc., certify that the foregoing Articles of Amendment of TrackPower, Inc. sets forth the amendment to the Articles of Incorporation of the said Corporation as of the 5th day of January 2006.

By:
Gary N. Hokkanen
Chief Financial Officer